

VENGRESO INC.

FlyMSG - Giving You Back 1 Hour Every Day in Productivity!

vengreso.com   Walnut Creek, CA

| Female Founder | B2B | SaaS | B2C | Minority Founder |

Highlights

(1)   📈 $435K in ARR (PLG and SLG)! Includes FlyMSG & Education Content (Sales Pro).

(2)   🔰 Minority and 🉐 Female Owned Business!

3 👏 Top Users on Average Save 1-hour Per Day in Personal Productivity!

4 🔥 Disrupting the PMS (Productivity Management Software) Market, slated to Grow to $122B by 2028!

5 🤓CEO & Founder was Named #1 Most Influential Leader in 2021 by Beyond Magazine

6 🔝 CVO & Co-founder - the Most Influential Social Media Expert on LinkedIn (Google LinkedIn Expert)!

7 🏆 FlyMSG - Your Personal Writing Assistant, won a 2022 Gold Stevie Award for Innovation! 🚀

8 💪 Used by Professionals All Over the World from Uber, Google, Juniper Networks, and More!

Our Team



Mario Martinez Jr. CEO and Founder

Spent my career in Software, IaaS, Consulting, Telecom, and Saas & became known as the "turn-around" sales leader. Managed over $300M a year and was responsible for the explosive exposure & brand development of our 5-year-old start-up known as Vengreso!

Why did we choose this idea? It chose us. We built FlyMSG for a single-use case: to help sellers drop copy and paste from their stored messages on Google Docs, Word, OneNote, Evernote, draft eMail, etc., Fast-forward 12 months. We had 2,900 users across every department and every role in nearly every industry on the platform. Behold a new company!



Viveka Von Rosen Chief Visibility Officer and Cofounder

Serial Entrepreneur. 3X Book Author Published by Wiley. Google "LinkedIn Expert" and you'll find Viveka! One of the most well-known global LinkedIn social media influencers, she speaks internationally on branding, productivity, sales & marketing.



Jack Wells COO and Chief Cool Guy

Jack has propelled Vengreso's growth to new heights, resulting in vast gains in productivity, efficiency & effectiveness. He has 10+ years of leadership, strategy consulting & global operations management. Experience in Training, BPO & SaaS.

How Can You Type Less and Do More?

What is FlyMSG?

A Little About Us:

Five years ago, we created Vengreso and quickly created market dominance as the largest digital sales prospecting training company.

One year ago, we built FlyMSG a SaaS based productivity tool for sellers to quickly deploy and leverage prospecting messages anywhere online.

But... something big happened one year later.





MARIO MARTINEZ JR
mario@vengreso.com
925-367-8836

For years, as business professionals, we have struggled with finding a way to bring more time back to our day.

Fast-forward one-year later to the present day, we discovered we had more than just sellers using FlyMSG and one singular use case.

We had hundreds of use cases and 2900% growth, and it wasn't just from salespeople. Everyone from business owners/entrepreneurs to human resources professionals to online digital pharmacists were now using FlyMSG to rapidly build out messages and save one hour a day!

As it turns out, we did not have a sales productivity platform. We had a *business* productivity platform with 60% of our users in North America and 40% globally.

We now have the minimum viable product focused on a horizontal market. And there was no way we could turn a blind eye to the data.

We decided to *pivot* and *explode* as a new product-led growth (PLG) company: Vengreso Inc.




WHO
ARE WE?
Vengreso is the creator of
FlyMSG a *text expander* and *personal writing assistant* that helps today's knowledge workers say goodbye to repetitive messages and tasks with just a few keystrokes.

The Problem:

There are over 1 billion knowledge workers globally, and a quarter of their work week is lost to productivity drains including manual and repetitive tasks.

The average professional spends 28% of the workday reading and answering just emails alone, according to a McKinsey analysis.

Every business professional is dying to get any portion of their lost time back from their day.


THE PROBLEM
25%
work hours spent on manual, repetitive tasks with email and data entry
$16.46T
lost annually in productivity globally

What’s the net result?

Day in and day out, we take the messages we use repeatedly and we...



Copy + Paste Copy + Paste Copy + Paste
Copy + Paste Copy + Paste Copy + Paste
Copy + Paste Copy + Paste Copy + Paste
Copy + Paste Copy + Paste Copy + Paste
Copy + Paste Copy + Paste Copy + Paste
WHAT A WASTE!

And that is why we created FlyMSG...







INTRODUCING
FlyMSG™
We Replace Copy and Paste!
SAVING
1-Hour/Day

How It Works:

FlyMSG allows you to create, customize, store and generate repeatable messages with just a few keystrokes.

It comes populated with many powerful templates (we call them FlyPlates) for all types of industries and use cases. FlyMSG also allows you to create, customize and organize your messaging templates in your own way.

So long copy and paste! Hello to saving one-hour a day!

HOW IT WORKS
Type Less. Do More.
With FlyMSG, you can develop and deploy a personal collection of your own "greatest hits." Content to anyone and anywhere, quickly and easily.
1 Access FlyMSG's library of cutting-edge messaging ~~templates~~ FlyPlates
2 Customize your selection of FlyPlates with the best frequently used language to engage your audience
3 Assign a ~~shortcut~~ FlyCut for any type of message (sales, admin, support, financial, etc.)
4 Categorize your FlyCuts in the Cloud for easy access from Google Chrome
5 Type in your FlyCut in any text input field to auto-populate or expand your saved content
To client@mail.com
Subject Follow Up
Hey PROSPECTSFIRSTNAME!
HON VINK

How to Monetize:

Vengreso is a product-led growth company and will be scaling freemium users into premium users. Given the lower costs of our plan types, conversion ratios will be higher.

Because of our proven highly successful use of global talent, we can

focus on driving a 3-pronged approach to converting more users, including:

- Marketing Drip Automation to Onboard and Convert

- In-Application Prompts to Upgrade Features and Functions

- A Personalized Onboarding Experience for Every User

Individuals have proven they will find their own solutions to drive productivity. That's how we grew FlyMSG in the first year, by individuals looking for a solution to their problem.

We did no marketing whatsoever, rather it was word of mouth marketing. Jack told Wendy, Wendy told Santi, Santi told Eduardo and next thing we knew, we had 2,900% growth across every vertical.

In addition, enterprises have already asked if they can create their own "CorporatePlates" for their corporate users to create their own shareable corporate templates. This will allow them to standardize and control messaging within any department and/or internal organization.

Depending on the plan purchased, users in the future will be able to utilize not only the auto text expansion feature, but include rich text (hyperlinks, bold, italics, underscore, font type and size and more) embedded images or videos, and share templates within the FlyMunity (community) or within their company.

You can see the natural progression from freemium users who want the additional features offered by the starter and growth plans.

For those users and companies that want to allow sharing of messages, corporate administration and sales on demand education, they will be able to leverage the Professional plan.

BUSINESS MODEL



Who Is Our Target:

FlyMSG users are global knowledge workers and hold almost every role in every industry. Four common profiles within the horizontal do stand out.

It's no surprise, with Vengreso's domination in the sales marketplace, that salespeople represent approximately one-third of the total population on FlyMSG, followed by Human Resources, Customer Service and Success professionals, and business owners.

MOST COMMON PROFILES

TARGET CUSTOMERS

1 BILLION Knowledge Workers Worldwide


Salespeople


Customer Service and Success


Human Resources


Business Owner

  

Value Proposition Explained:

Why FlyMSG?

We've always said, "A Fool with a Tool is Still a Fool."

Over the last 5 years, we have focused on the service delivery side of helping business owners and sellers learn how to use sales tools better to drive better results.

Our legacy gives us an extreme advantage. The same templates and engagement strategies we've developed for the sales industry are now being leveraged for the whole FlyMSG community.

In fact, we've developed over a hundred additional templates that can be used in just about every line of business and various uses cases like job hunting, customer welcome messages, recruiting, customer onboarding, etc.

We aren't just providing text expansion software to the knowledge worker, we are giving them the tool, the messaging, and the strategy to save time AND increase engagement and their bottom line!

VALUE PROPOSITION

We provide users with a library of pre-saved, industry-standard messaging ~~templates~~ FlyPlates at their fingertips, and training for the sales line of business.

   



Streamline
Productivity
Communicate
Effectively
Increase
Engagement
Use It
Everywhere Online

Marketing Strategy:

When we built Vengreso 5 years ago, we had zero followers and no marketing list.

By utilizing Viveka von Rosen and Mario Martinez, Jr's Influencer status, we've grown our channels and brand in a way that surpasses our competitors by 10x or more:

- YouTube, LinkedIn and Twitter have over 275K followers
- Marketing list is currently 110K
- 20K + Visitors per Month on our Website

As such, Vengreso is a powerhouse when it comes to our brand and voice. We plan to continue to leverage our existing dominance to accelerate our PLG company.





MARKETING STRATEGY
WORD OF MOUTH
EMAIL MARKETING
PARTNERSHIPS
PR
SOCIAL MEDIA & INFLUENCERS
SEO & SEM
EVENTS
ADVERTISING

Market Size:

The Productivity Management Software (PMS) market size was valued at nearly USD $42 Billion in 2021 and is now projected to reach USD $122.70 Billion by 2028, growing at a CAGR of 14.49% from 2021 to 2028.

What does this mean for all of us and the crowdfunding community?

TREMENDOUS opportunity for FlyMSG and for your pocketbook too.



Forward-looking projections cannot be guaranteed.

Competitive Landscape:

We are obviously not the only auto text expansion solution out there. But, no one has the DNA and marketing muscle of Vengreso.

No other competitor has the depth, breadth, and 10,000+ hours of intellectual capital (educational content) around messaging and

engagement strategies like we do.

We are not a start-up with an idea on a napkin. We have proven our minimum viable product (MVP), had 2900% growth over 12-months, and we have the marketing muscle, influencers, and education to carry us far beyond the competition.

How do we get into the right quadrant? This will be over time. With funding, we will continue to enhance FlyMSG to serve the needs of the enterprise. Combine our educational content with serving the needs of both the enterprise and individuals, we become the dominant force that nobody could keep up with!



COMPETITIVE LANDSCAPE
Educational Content
vengreso
Individual
Enterprise
textexpander
TextBlaze
PhraseExpander
PHRASE EXPRESS
Magical Texpand
FASTKEYS
LinkMatch
LinkedHub

COMPETITIVE ADVANTAGES
120K+ Opt-In; 20K+ Visitors Per Month; 2M+ Biz Owners
Over 2,010+ Companies Served
10,000+ Hours of Intellectual Capital







Enterprise Sales Experience
Rich Text Intelligence for Videos, Pictures, and Hyperlinks

Traction:

With zero dollars spent on paid advertising, we have almost 3000 users via word-of-mouth marketing.

Oh, don't forget to take a look at the types of companies using FlyMSG too!



TRACTION TO DATE
$50K+ ARR
Professional Plan
PRO PLAN USERS MIGRATING TO FlyMSG
2,900%
USER GROWTH
IN 12 MONTHS WITH NO MARKETING
66%
NON-SALES
LINE OF BUSINESS USING FlyMSG
USED BY KNOWLEDGE WORKERS ALL OVER THE WORLD!
Google
Uber
BRIGHT
cytiva
HYLANT
JUNIPER
Lubrizol
MICRO FOCUS
proofpoint
Sandler Training
SEISMIC
WOODRUFF SAWYER

Testimonials:

Don't just take our word for it. Check out what others say.



WHAT THEY SAY ABOUT US

 **Theresa French** ★★★★★
WOW– this is THE productivity tool of Q4 2020! I love being able to use the same set of templates across email AND LinkedIn.

 **Joe Mangano** ★★★★★
FlyMsg is FLY. It is a super super (did I say super) text expander. Nope, it's not a text expander. Its better!! Way to go Mario and team. Your rock

 **Joey Bahr** ★★★★★
Great way to save time and use a consistent message on sales communications.

 **Susan Segat** ★★★★★
This is a game changer for sales professionals and CX agents!

 **Steve Benson** ★★★★★
Mario suggested I tried out the Chrome Extension, FlyMSG. WOW! FlyMSG knocks my socks off! They help you with copywriting sales notes for emails, LinkedIn, special events, follow-ups, birthdays, etc. Cuts down on the time needed, stores your custom copy in the cloud and is always ready! If you haven't tried this, you are working too hard on your copy!

 **Roy Sargent** ★★★★★
Very cool app! You can create templates to use anywhere in Chrome and cut the time required waaaay down. I spend less time thinking and more time communicating.

 **Nancy Tuico** ★★★★★
I really really love it! Thank you so much!

Still not enough proof?

No problem. Listen to this testimonial!

The Forecast:

Our conservative forecast shows we will have nearly 2M users and build a $65M a year business by year 5.

Ultimately, FlyMSG will help to eliminate wasted time and increase productivity for today's digital knowledge worker, globally.

PROJECTED TOTAL USERS



2500000	
2000000	1,966,097
1500000	
1000000	1,141,844
	938,438



Forward looking projections cannot be guaranteed.



Forward looking projections cannot be guaranteed.





Forward looking projections cannot be guaranteed.

Meet the Founders:

In the beginning, when we created Vengreso there were several things important to Mario and Viveka. Two of them were:

1. Vengreso must be a Minority and Female owned business.

2. Vengreso builds a culture around underserved communities.

Fast-forward to the present day, and we are still a Minority and Female owned company. In fact, 60% of our company represents an individual of some sort of minority status (ethnic, disability, LGBTQ, etc.)

We are proud of the extreme intentionality of the organization and all our leaders who have supported us.

So, allow us to tell you a little about our two founders:

Mario Martinez, Jr.:

He spent his career in six different industries, like Software, IaaS, Consulting, Telecom, and SaaS & became known as the "turn-around" sales leader. He's held corporate responsibility for $300M a year. He was also in charge of the explosive exposure & brand development of our 5-year-old start-up known as Vengreso! Most recently, he was named as The Most Influential Business Leader of 2021 and isn't afraid to dance a little salsa on stage while speaking!

Viveka von Rosen:

She is a serial entrepreneur and a 3X Book Author and Wiley-published book author. If you were to Google "LinkedIn Expert," guess what you'll find? That's right, right on page one, position one, you'll find Viveka! She is one of the most well-known global LinkedIn social media influencers. She talks internationally about branding, productivity, sales & marketing.



OUR FOUNDERS

Mario Martinez Jr.
CEO and Founder
- Spent 97 consecutive quarters in B2B Sales and Marketing Leadership
- Earned the #1 spot in the Top 10 Most Influential Business Leaders by Beyond Magazine
- Selected as one of 20 sales influencers invited to appear in the Salesforce.com documentary film "The Story of Sales"
- Managed over $300M a year in corporate sales revenue



Viveka von Rosen
Co-Founder & Chief Visibility Officer (CVO)
- Known internationally as the "LinkedIn Expert"
- Best-selling author of multiple books and published by Wiley
- As a contributing "expert" to LinkedIn's official Sales and Marketing blogs, she is often called on to contribute to publications like Fast Company, Forbes, Money, Entrepreneur, Thrillist, and more
- Speaks and trains across the world, from Auckland to Anchorage

A MINORITY & WOMAN-OWNED BUSINESS

Meet the Advisory Board:

We've assembled an amazing group of seasoned leaders helping to shape our future organization, and they are here.

OUR ADVISORY BOARD



Chris O'Brien
- Chief Commercial Officer at CH Robinson ($24B Public Company), Responsible for Sales, Customer Service, Customer Success, Marketing, and Global Sales Enablement & Operations.



Toby Carington
- EVP of Global Business and Revenue Operations at Seismic, Responsible for Sales, Marketing, Customer Success Operations & Enablement, Business Systems & Company Process.



Hang Black
- VP of Global Revenue and Enablement at Juniper Networks, Responsible for Sales, Customer Service and Success, Pre-Sales, and Channel Enablement.



Weston Headley
- Board Chairman and SVP Strategic Partnership and Corporate Development at Medullan, Inc., Cofounder and Investor of Vengreso.



David Meerman Scott
· Marketing Influencer, Investor And Advisor to Emerging Companies. Bestselling Author Of 12 Books (Over 1M Sold).



Shari Levitin
· Global Sales Influencer. Contributor to Forbes, CEO Magazine, Quotable, Inc Magazine, and Huffington Post.



Downloads

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